SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of August, 2005
                                          ------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  BLOCKLISTING SIX-MONTHLY RETURN
                                -------------------------------

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.


To:  The FSA

Date: 2 AUGUST 2005

1. Name of applicant:

         AMVESCAP PLC

2. Name of scheme

         AMVESCAP SHARE OPTION SCHEME

3. Period of return:

         From      3 FEBRUARY 2005                To     2 AUGUST 2005

4. Balance under scheme from previous return:

         70,985,950 ORDINARY SHARES OF 25P EACH

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

                        -

6. Number of securities issued/allotted under scheme during period:

         0 ORDINARY SHARES OF 25P EACH

7. Balance under scheme not yet issued/allotted at end of period

         70,985,950 ORDINARY SHARES OF 25P EACH.

8. Number and class of securities originally listed and the date of admission

         71,085,950 ORDINARY SHARES OF 25P EACH LISTED ON 2 AUGUST 2001

9. Total number of securities in issue at the end of the period.

         811,949,569 ORDINARY SHARES OF 25P EACH.

         Name of contact                          ANGELA TULLY
         Address of contact                       30 FINSBURY SQUARE, LONDON EC2
         Telephone number of contact              020 7065 3652

         Signed by  A. TULLY
                    --------
         Assistant company secretar for and on behalf of

         Name of applicant:  AMVESCAP PLC


      If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  2 August, 2005                   By   /s/  Angela Tully
      --------------                        --------------------------
                                                (Signature)

                                            Angela Tully
                                            Assistant Company Secretary